CHINA AOXING PHARMACEUTICAL COMPANY, INC.
15 Exchange Place, Suite 500
Jersey City NJ 07302
646-367-1747

March 3, 2010

VIA EDGAR
Jim B. Rosenberg
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: China Aoxing Pharmaceutical Company, Inc.
Form 10-K for the Year Ended June 30, 2009
Form 8-K filed on August 12, 2009
File Number: 001-32674

Dear Mr. Rosenberg:

I have recently been appointed Chief Financial Officer of China Aoxing Pharmaceutical Company, Inc. (the “Company”).  I am writing in response to your letter to my predecessor, Hongyue Hao, dated January 29, 2010.  The Staff’s comments are repeated below, each followed by our response.

Form 10-K filed October 14, 2009

Item 1. Business, page 1

1.
Please revise to include more robust discussion of your material patents, including which product groups they relate to, the expiration dates for each, and the jurisdictions in which they were granted. See Item 101(c)(1)(iv)of Regulation S-K.

Response to Comment 1

When the Staff has completed its review of our responses to its comments, the Company will file an amendment to its 2009 Form 10-K, in which we will include the discussion of our portfolio of patents in the following text:

We have accumulated a portfolio of patents that teach and cover methods and compositions for specific pharmaceutical products and applications.  We believe that many classes of drug, such as pain management, chemotherapeutic and cardiovascular drugs, could benefit from our innovations and technology improvement to achieve maximum therapeutic effectives and limited potential side effects.   We have two domestic patents granted by the China Patent Office for the territory of China.  Each has an expiration date in November 2025.  One such patent is related to the methods of preparation of our buprenorphine formulation, and the other patent is related to herbal raw material extraction.. We also have seven domestic patents pending and currently under review by the China Patent Office.  These seven are related to compositions, methods of use and improvements of drug delivery technology. We believe that there is great value in our patented technologies; we are evaluating a strategy for the utilization of these patents in the future, which may include pursuit of licensing or development of other strategic opportunities with users of the underlying technology.  To date, the Company has not experienced any disputes or litigation relating to our patent portfolio, existing products on the China market or our pipeline products under development.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 27

2.
Refer to the third paragraph on page 28. Here you state that you recorded an increase in bad debt expense of $1.4 million due to “slow payment history of some of LRT’s accounts”. Revise to elaborate on that statement. Clarify the payment terms and whether the reserve related to a specific customer or several customers. Further, please revise to clarify how you determined that the reserve amount was appropriate.

Response to Comment 2

When the Staff has completed its review of our responses to its comments, the Company will file an amendment to its 2009 Form 10-K, in which we will revise our discussion of Results of Operations to include the following disclosure relating to an increase of bad debt expense of $1.4 million:

As a result of our periodic review and continuous collection efforts of accounts receivable, we increased our bad debt reserve at June 30, 2009. We sell our products to both distributors and retailers, and the payment terms are ranged from 30 days to 90 days from invoice date or receipt of goods, whichever is later. LRT is our major operating subsidiary and most of our accounts receivable are from LRT’s accounts. We evaluate collectability of our accounts receivable periodically and provide bad debt reserve based on their aging and our collection action taken. The global economic slowdown impacted the payment pattern of a group of LRT’s accounts, particularly during the first half of 2009. As of June 30, 2009, we performed an aging analysis of each customer, determined that some of the balances were not collectable, and made additional and appropriate bad debt provision related to over 100 accounts. The revaluation led us to record a bad debt expense of $1,461,789 during the 2009 fiscal year.  Primarily as a result of that expense, our loss from operations for the year ended June 30, 2009 exceeded the operating loss in fiscal year 2008 by $424,099, reaching $4,003,065.

Item 8. Financial Statements and Supplementary Data, page 31

Consolidated Statements of Operations and Other Comprehensive Loss, page F-3

3.	Please revise your financial statements to present the impairment loss recognized in fiscal 2009 as an operating expense.

Response to Comment 3

When the Staff has completed its review of our responses to its comments, the Company will file an amendment to its 2009 Form 10-K, in which we will revise our financial statements to present the impairment loss recognized in fiscal 2009 as an operating expense.

Consolidated Statements of Stockholders’ Equity, page F-4

4.	Please tell us what the line item “Reverse prior accrued financing costs on sale of common stock” represents and why you believe the accounting treatment is in accordance with GAAP.

Response to Comment 4

When the Staff has completed its review of our responses to its comments, the Company will file an amendment to its 2009 Form 10-K, in which we will provide additional disclosure relating to the accrued financing cost in the amount of $900,000:

In connection with equity financing completed in May 2008, management believed that the Company might be required to compensate several parties that assisted in bringing the transaction about.  Management made its best estimate of the potential liability and recorded an accrued financing cost of $900,000, which was charged to additional paid in capital and credited to accrued financing costs. After negotiations with the parties, the Company determined that it would not be required to pay additional compensation as of June 30, 2009 in connection with the financing.  Therefore, the $900,000 accrued financing cost was reversed.

17. Subsequent Events

Change of Warrant Exercise Price, page F-20

5.	Please revise to disclose your accounting treatment for your modification of warrants in the period the modification occurred.

Response to Comment 5

When the Staff has completed its review of our responses to its comments, the Company will file an amendment to its 2009 Form 10-K, in which we will modify the portion of the Subsequent Events Note titled “Change of warrant exercise price” by adding the following additional text:

A change to the exercise prices of our outstanding warrants will change the fair value of the embedded financial derivatives related to the warrants. The change in the fair value of warrant and derivative liabilities will be charged to the income statement.  When the modified exercise price of warrants became effective in August 2009, based on the terms of the warrants, the reduced exercise price along with increased number of shares of warrants led to an increase in the fair value of warrant and derivative liabilities.  That increase will be charged to our income statement.  As of September 30, 2009, the fair value of warrant-related liabilities increased by $2,717,398 due to the reduced exercise price along with higher number of shares of warrants issuable on exercise.  This amount will be recorded as an other expense in the statement of operations.

Item 11. Executive Compensation, page 57

6.
Please revise to disclose for each of the awards of 100,000 shares, under the column “Stock Awards,” the dollar amount recognized for financial statement reporting purposes with respect to the June 30, 2009 fiscal year. See Item 402(n)(2)(v) of Regulation S-K. Also, please include a new column, under the heading “Total,” with the dollar value of the total compensation for the fiscal year ended June 30, 2009. See Item 402(n)(2)(x) of Regulation S-K.

Response to Comment 6

When the Staff has completed its review of our responses to its comments, the Company will file an amendment to its 2009 Form 10-K, in which we will revise the disclosure relating to “Stock Awards” in Item 11: Executive Compensation as follows:

This table itemizes the compensation paid to Zhenjiang Yue by China Aoxing Pharmaceutical Company, Inc. and/or Hebei Aoxing Pharmaceutical Co., Ltd. for services as its Chief Executive Officer during the past three years and to Hongyue Hao for services as Chief Financial Officer and senior manager for the fiscal year ended in June 30, 2009.

	Year	Salary ($)	Bonus (S)	Stock Awards ($)(1)	Other Compensation ($)	Total ($)
Zhenjiang Yue	2009	50,000		64,000		114,000
	2008	50,000
	2007	40,000

Hongyue Hao	2009	29,325		64,000		93,325

(1) The Company issued 100,000 shares of restricted common stock to Mr. Yue and to Ms Hao for services during the period from July 01, 2008 through December 31, 2009.

7.	Please revise to disclose compensation paid to directors in the tabular format required by Item 402( r) of Regulation S-K.

Response to Comment 7

When the Staff has completed its review of our responses to its comments, the Company will file an amendment to its 2009 Form 10-K, in which we will revise the disclosure in Item 11 relating to compensation paid to directors as follows:

The following table sets forth all compensation paid or to be paid by the Company, as well as certain other compensation paid or accrued, for each of the directors for the fiscal year ended June 30, 2009.

	Fees Earned or Paid in Cash ($)	Stock Awards ($)		All Other Compensation ($)	Total ($)
Zhenjiang Yue
Jun Min
John O’Shea	48,000	25,867	(1)		73,867
Howard Sterling	48,000	25,867	(1)		73867
Guozhu Xu	7,014	25,867	(1)		32,881

(1)	The Company issued 40,000 shares of restricted common stock to Messrs. O’Shea, Sterling and Xu each for services during the period from October 01, 2008 through December 31, 2009

Form 8-K filed August 12, 2009

8.
You disclose that on August 6, 2009 you completed the sale of 5,263,158 shares of common stock to fifteen investors. You also disclose that the sale of the shares was exempt from registration pursuant to Rule506. Beginning March 16, 2009, we require all filers to submit their Forms D electronically on EDGAR. See Guidance on Form D Process located at http://www.sec.gov/divisions/corpfin/formdfiling.htm.  Please promptly file copies of your Forms D.

Response to Comment 8

On February 8, 2010 the Company filed Form D electronically with respect to the August 2009 private placement.

ACKNOWLEDGEMENT

The undersigned, as Chief Financial Officer of China Aoxing Pharmaceutical Company, Inc., hereby acknowledges that:

-	China Aoxing Pharmaceutical Company, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	China Aoxing Pharmaceutical Company, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours.

/s/ Hui Shao

Hui Shao, Chief Financial Officer